02013015

NO ACT
P.E 12-11-01
8-53297

DIVISION OF
MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 25, 2002

Act	Securities Exchange Act of 1934
Section	17
Rule	17a-5
Public Availability	1-30-02

Jay Plourde, CEO
Spire Securities LLC
211 Madison Avenue, 30th Floor
New York, NY 10016

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Plourde:

We have received your letter dated December 11, 2001, in which you request on behalf of Spire Securities LLC (the "Firm") relief from the requirement that the Firm file an audited annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2001.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on November 6, 2001. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file an audited annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2001. Because the Firm's registration with the Commission became effective on November 6, 2001, and the Firm did no business in the year 2001, you have requested an exemption from filing an audited annual report for the year ended December 31, 2001.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file an audited report of financial statements as of December 31, 2001. However, the annual report for the year ending December 31, 2002 must cover the entire period from November 6, 2001, the effective date of the Firm's registration with the Commission.

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described in this letter. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

R. R. Wells

Rose R. Wells
Senior Counsel
(202) 942-0143

cc: Mark Voltz, NASD Regulation

Rose

SPIRE SECURITIES LLC

December 11, 2001 COPY

Securities and Exchange Commission
Branch of Financial Reporting
Division of Market Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549

COPY

Re:	Spire Securities LLC
CRD:	113223
SEC file No.:	8-53297

Ladies and Gentleman:

Spire Securities LLC is a newly formed broker-dealer, registered under the Securities Exchange Act of 1934, as amended ("Exchange Act"). The firm's membership with the National Association of Securities Dealers became effective November 6, 2001.

The firm conducted no securities business in fiscal year 2001 nor did it engage in any other business activities except those related to starting-up its operation.

The firm is required pursuant to the provisions of paragraph (d) of Rule 17a-5 of the Exchange Act to file a certified annual report of financial statements on a calendar or fiscal year basis. The firm chose December 31 as its audit date. Therefore, the firm's first certified annual report is required to be prepared as of December 31, 2001. Given that Spire Securities LLC did not engage in any business as a broker or dealer in fiscal year 2001, we hereby request a waiver of the requirement to have the firm's financial statements audited for the period ended December 31, 2001 and request that the Division of Market Regulation recommend no action to the Commission if Spire Securities LLC does not prepare and file as required by the Rule. We undertake to prepare and file audited financial statements, as prescribed, for the fiscal year ending December 31, 2002 which shall cover the entire period from the firm's date of registration with the Commission.

We would appreciate an expeditious response to this request. Please mail the enclosed copy of this letter in the self-addressed envelope provided as confirmation of your receipt of this correspondence. Thank you for your consideration.

Best regards,

COPY

Jay Plourde, CEO

211 MADISON AVENUE, 30TH FLOOR • NEW YORK, NEW YORK • 10016
PHONE: 212-481-6897 • FAX: 212-481-6899 • JPLOURDE@SPIRECAP.COM

SPIRE SECURITIES LLC

December 11, 2001

Securities and Exchange Commission
Branch of Financial Reporting
Division of Market Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Spire Securities LLC
CRD:	113223
SEC file No.:	8-53297

Ladies and Gentleman:

Spire Securities LLC is a newly formed broker-dealer, registered under the Securities Exchange Act of 1934, as amended ("Exchange Act"). The firm's membership with the National Association of Securities Dealers became effective November 6, 2001.

The firm conducted no securities business in fiscal year 2001 nor did it engage in any other business activities except those related to starting-up its operation.

The firm is required pursuant to the provisions of paragraph (d) of Rule 17a-5 of the Exchange Act to file a certified annual report of financial statements on a calendar or fiscal year basis. The firm chose December 31 as its audit date. Therefore, the firm's first certified annual report is required to be prepared as of December 31, 2001. Given that Spire Securities LLC did not engage in any business as a broker or dealer in fiscal year 2001, we hereby request a waiver of the requirement to have the firm's financial statements audited for the period ended December 31, 2001 and request that the Division of Market Regulation recommend no action to the Commission if Spire Securities LLC does not prepare and file as required by the Rule. We undertake to prepare and file audited financial statements, as prescribed, for the fiscal year ending December 31, 2002 which shall cover the entire period from the firm's date of registration with the Commission.

We would appreciate an expeditious response to this request. Please mail the enclosed copy of this letter in the self-addressed envelope provided as confirmation of your receipt of this correspondence. Thank you for your consideration.

Best regards,

Jay Plourde, CEO

211 MADISON AVENUE, 30TH FLOOR • NEW YORK, NEW YORK • 10016
PHONE: 212-481-6897 • FAX: 212-481-6899 • JPLOURDE@SPIRECAP.COM

USE 4 DIGIT YEAR IN DATES! MKT. REG. CORRESPENDENCE LOG 1.1

CHAIRMAN'S CORRESPONDENCE SECTION (IF APPLICABLE) (SEP.CHRMAN LOG MAINTAINED)
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INSTRUCTIONS:

FROM (PERSON): JAY PLOURDE LETTER DATED: 12/11/2001
FROM (ORG.): SPIRE SECURITIES LLC
CONST./CLIENT:
SUBJECT: CRD: 113223 SEC FILE NO: 8-53297

ISSUES:
RULES:
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MR OFFICE: ORMC-FINRESP LEAD SES: MACCHIAROLI TYPE: LTR
ASST DIRECTOR GROUP: MCGOWAN
TEAM LEADER: STAFF: ROSE WELLS
NRN: DATE RECVD: 01/17/2002 CLOSED(DATE): AGED: 730
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